EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MASSACHUSETTS 02116

December 20, 2006

James O'Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

RE:       Evergreen Equity Trust, File Nos. 811-08413 and 333-138789

            Evergreen Fixed Income Trust, File Nos. 811-08413 and 333-138777

            Evergreen Select Equity Trust, File Nos. 811-08363and 333-138786

            Evergreen Select Fixed Income Trust, File Nos. 811-08365 and 333-138791

            Evergreen Municipal Trust, File Nos. 811-08367 and 333-138792

            Evergreen International Trust, File Nos. 811-08553 and 333-138784

            (the “Registrants)

Dear Mr. O'Connor:

This letter responds to your and Sheila Stout's oral comments to the above Registrants' filings on Form N-14, all filed on November 17, 2006, regarding the following Evergreen Funds, and their proposed mergers with certain Atlas Funds, as follows:

Atlas Fund:	Merges Into:	Evergreen Trust	Accession No.
Atlas Strategic Growth Fund	Evergreen Large Cap Equity Fund	Evergreen Select Equity Trust	0000907244-06-000566
Atlas Growth Opportunities Fund	Evergreen Large Cap Equity Fund	Evergreen Select Equity Trust	0000907244-06-000566
Atlas S&P 500 Index Fund	Evergreen Equity Index Fund	Evergreen Select Equity Trust	0000907244-06-000566
Atlas Emerging Growth Fund	Evergreen Small-Mid Growth Fund	Evergreen Equity Trust	0000907244-06-000569
Atlas Value Fund	Evergreen Disciplined Value Fund	Evergreen Equity Trust	0000907244-06-000569
Atlas Dual Focus Fund	Evergreen Disciplined Value Fund	Evergreen Equity Trust	0000907244-06-000569
Atlas Independence Flagship Fund	Evergreen Envision Growth and Income Fund	Evergreen Equity Trust	0000907244-06-000569
Atlas Independence Star Spangled Fund	Evergreen Envision Growth Fund	Evergreen Equity Trust	0000907244-06-000569
Atlas Independence Eagle Bond Fund	Evergreen Envision Income Fund	Evergreen Equity Trust	0000907244-06-000569
Atlas American Enterprise Bond Fund	Evergreen Core Bond Fund	Evergreen Select Fixed Income Trust	0000907244-06-000572

U.S. Securities and Exchange Commission

Division of Investment Management

Atlas Fund:	Merges Into:	Evergreen Trust	Accession No.
Atlas U.S. Government and Mortgage Securities Fund	Evergreen U.S. Government Fund	Evergreen Fixed Income Trust	0000907244-06-000553
Atlas California Municipal Bond Fund	Evergreen California Municipal Bond Fund	Evergreen Municipal Trust	0000907244-06-000574
Atlas National Municipal Bond Fund	Evergreen Municipal Bond Fund	Evergreen Municipal Trust	0000907244-06-000574
Atlas Global Growth Fund	Evergreen Intrinsic World Equity Fund	Evergreen International Trust	0000907244-06-000562

In response to these comments which were relayed in separate telephone conversations, on December 8, 2006 and December 15, 2006, please note the following responses:

Comments received on December 8, 2006:

General Comments to prospectus/proxy statement:

Comment #1:  You asked that any documents relating to the contractual expense waivers on the surviving funds be filed as exhibits to the Pre-Effective Amendments to the Registration Statements on Form N-14.

Response:       The required documents have been filed as exhibits to the Post-Effective Amendments for Evergreen Equity Trust's Registration Statements.  We will include a line item in the list of exhibits in Part C of the Pre-Effective Amendment to the Registration Statement on Form N-14 for Evergreen Equity Trust to provide the necessary cross reference to these exhibits.

Comment #2:  In the shareholder letter accompanying the prospectus/proxy statement, you asked that we review the statement: "...because of the economies of scale of the larger mutual funds following the merger, fund expenses will be the same or in most cases lower than the merging Atlas Funds (emphasis added)."  You asked that we confirm this statement.

Response:       Based upon our review of the expenses presented in the prospectus/proxy statement, we can confirm that, after giving effect to waivers, each of the Evergreen Funds involved in the mergers are the same or lower than the corresponding Atlas Fund target. We have revised this statement to read: "…because of economies of scale achieved by combining each Atlas Fund with the relevant Evergreen Fund, expenses after waivers are expected to be the same or in most cases lower than for your existing Atlas Fund."

Comment #3:  You noted that Atlas Dual Focus Fund recently underwent a name change from Atlas Balanced Fund and asked that a reference to this name change and the date on which it occurred be included.

Response:       The requested disclosure has been added.

Comment #4:  Under the section entitled 'More Information About the Funds Is Available', you asked that we confirm the date cited for Evergreen Small-Mid Growth Fund’s prospectus.

Response:       The date cited of September 21, 2005 is correct. Although the Fund has a fiscal year end of September 30th, the Fund did not begin operations until October 11, 2005.

U.S. Securities and Exchange Commission

Division of Investment Management

Fund-Specific Comments to prospectus/proxy statement:

Comment #5:  Withregard to the disclosure relating to the investment strategy of Evergreen Large Cap Equity Fund, you asked that the market capitalization ranges provided be updated to a more recent date since currently the range shown is as of June 30, 2005.

Response:       We believe it is appropriate to use market capitalization ranges as of June 30, 2005 as those ranges are consistent with the information provided in the Fund's currently effective prospectus.

Comment #6:  For those mergers involving two Atlas funds merging into an Evergreen fund, you asked that we provide a pro forma total fund operating expense presentation for each possible combination.

Response:       Since the pro forma expense presentations do not differ materially from the one provided, additional presentations have not been included. Additional disclosure has been added in the prospectus/proxy statement with states which states: "The difference in expenses for ["Evergreen Large Cap Equity Fund Pro Forma"] ["Evergreen Disciplined Value Fund Pro Forma"] from the information presented below should either of the proposed Mergers proceed alone is estimated to be .01% or less."

Comment #7:  For the presentation of 'Annual Fund Operating Expenses' on Evergreen Large Cap Equity Fund, you asked that the expenses shown for the Fund be as of September 30, 2006, in order to coincide with the pro forma financial statements data shown throughout the prospectus/proxy statement.

Response:       The requested change has been made.

Comment #8:  For the presentation of 'Annual Fund Operating Expenses' on Evergreen Large Cap Equity Fund, you asked that we clarify that the Fund's base management fee was in effect from December 1, 2005 until December 1, 2006.

Response:       The requested clarification has been made.

Comment #9:  For the presentation of 'Annual Fund Operating Expenses' on Evergreen Small-Mid Growth Fund, you asked that the expenses shown for the Fund be amended to reflect actual expenses for the fiscal year ended September 30, 2006. In addition, you asked that we confirm the accuracy of the footnotes included.

Response:       The requested changes, including corrections to the footnotes, have been made.

Comment #10:In the comparison of investment strategies of Atlas Independence Flagship Fund and Evergreen Envision and Growth Fund, you state that the sentence,"A portion of the securities held by Atlas Independence Flagship Fund may be disposed of in connection with the Merger and this could result in additional portfolio transaction costs to the Funds and capital gains to shareholders" is inconsistent with information in the pro forma financial statements, which reflect adjustments made under the "Schedule of Investments."

U.S. Securities and Exchange Commission

Division of Investment Management

Response:       The disclosure in the prospectus/proxy statements has been amended to state that it is expected that securities held by the Atlas Independence Flagship Fund, Atlas

                        Independence Star Spangled Fund and Atlas Independence Eagle Bond Fund "will be disposed of…" as a result of the merger.

Comment #11:For the presentation of 'Annual Fund Operating Expenses' on each of the three Evergreen Envision Funds, you asked that the expenses shown for each of the Funds be amended to reflect actual expenses, for the semi-annual period ended June 30, 2006.

Response:       The requested change has been made.

Comment #12:For the 'Example of Fund Expenses' presentation on all three Evergreen Envision Funds, you asked that we include the five- and ten-year periods, and that we confirm that the examples have been calculated using contractual expenses only for the period of time shown.

Response:       The requested change has been made and appropriate changes to the example of fund expenses have been made in connection with the charges to the Total Fund Operating Expenses requested by the staff of the SEC. (See response to Comment #50.)

Comment #13:For the presentations of 'Annual Fund Operating Expenses' on Atlas Independence Star Spangled Fund and Atlas Independence Eagle Bond Fund, you noted that fee waivers in effect for less than a full year cannot be reflected in the table. In addition, within those same tables you noted that "Other Expenses" cannot be estimated. Lastly, in the introductory text to the expense presentations, you asked that we identify the date of each Funds' commencement of operations.

Response:       The requested changes have been made.

Comment #14:In 'Example of Fund Expenses' for Evergreen Envision Income Fund, you asked that we confirm the "After 3 years" numbers.

Response:       We have confirmed the accuracy of those numbers.

Comment #15:In 'Example of Fund Expenses' for Evergreen Core Bond Fund, you asked that we confirm the "After 3 years" numbers.

Response:       We have confirmed the accuracy of those numbers.

Comment #16:For the presentation of 'Annual Fund Operating Expenses' on Evergreen California Municipal Bond Fund, you asked that the expenses shown for the Fund be amended to reflect expenses for the period ended September 30, 2006.

Response:       The requested change has been made.

Comment #17:You stated that the presentation of 'Annual Fund Operating Expenses' on Evergreen Intrinsic World Equity Fund was not necessary, since the Fund was not yet operational. In addition, you asked that 'Annual Fund Operating Expenses' for Evergreen Intrinsic World Equity Fund Pro Forma be amended to reflect expenses for the period ended December 31, 2005.

U.S. Securities and Exchange Commission

Division of Investment Management

Response:       The requested changes have been made.

Comment #18:In the 'Pro Forma Capitalization' tables in Exhibit C, you asked that we include total amounts in the 'Adjustments' column, for "Shares Outstanding."

Response:       The totals have been added.

Comments to pro forma financial statements:

Comment #19:[ALL FUNDS.] You asked that we include an introductory paragraph containing the information required by Regulation S-X in the pro forma financial statements for all funds.

Response:       The requested disclosure has been added.

Comment #20:[ALL FUNDS.] In the 'Schedule of Investments' for all funds, as applicable, you suggested that we include the yield (rates) for all money market funds that are held.

Response:       The requested change will be made in all future financial statements filed for the Evergreen Funds, however, it is not feasible to include the requested disclosure in these financial statements.

Comment #21:[ALL FUNDS.] In the 'Notes' for all funds, as applicable, you asked that 'Significant Accounting Policies - Federal taxes,' be amended to include disclosure relating to any limitations in capital loss carryforwards as disclosed in the prospectus/proxy statement.

Response:       The requested disclosure has been added, as applicable.

Comment #22:[ALL FUNDS.] You asked that for the 'Schedule of Investments' the 'Adjustments' columns include both sub-total and total lines.

Response:       The requested change has been made.

Comment #23:In the 'Schedule of Investments' for Evergreen Large Cap Equity Fund, you asked that we confirm the total next to the category "Metals & Mining."

Response:       We have confirmed the requested information.

Comment #24:In the 'Statement of Assets and Liabilities' for Evergreen Large Cap Equity Fund, you asked that we verify the numbers under 'Net Assets - Shares Outstanding for Class A' and 'Total Shares Outstanding' and make consistent with the numbers provided in the Pro Forma Capitalization table contained in Exhibit C. In addition, you asked that conforming changes be made on Note 3.

Response:       The information has been verified and the numbers made consistent.

U.S. Securities and Exchange Commission

Division of Investment Management

Comment #25:In the 'Statement of Operations' for Evergreen Large Cap Equity Fund, you asked that we confirm the 'Advisory fee' payable amount.

Response:       The numbers have been confirmed.

Comment #26:In the 'Schedule of Investments' for Evergreen Equity Index Fund, you asked that we reformat the numbers in the row entitled "U.S. Treasury Bills" so that the amount of $91,662 is aligned under the column heading for Atlas S&P 500 Index Fund.

Response:       The requested change has been made.

Comment #27: You asked that we provide our analysis for the selection of the accounting and performance survivor in connection with the findings of the North American Security Trust No-Action Letter (pub. avail. August 5, 1994) (the “NAST Letter”) for the merger of Atlas Emerging Growth Fund into Evergreen Small-Mid Growth Fund and for each of the mergers involving the Evergreen Envision Funds.

Response:       After the merger of Atlas Emerging Growth Fund into Evergreen Small-Mid Growth Fund, the combined fund will be managed by the investment advisor and portfolio manager of Evergreen Small-Mid Growth Fund.  In addition, the combined fund will operate under the same investment policies, investment strategies, and substantially the same expense structure as Evergreen Small-Mid Growth Fund operated prior to the merger. After the Merger, the combined funds are expected to be managed in accordance with the current investment strategy utilized by Evergreen Small-Mid Growth Fund.

                        After the mergers of each of the Atlas fund-of-funds into an Evergreen Envision Fund, the combined fund will be managed by the investment advisor and portfolio manager of the relevant Evergreen Envision Fund utilizing the same investment policies and investment strategies as the Evergreen Envision Fund used prior to the merger.  In addition, each of the underlying funds in which an Atlas fund-of-funds currently invests will be merged into an Evergreen Fund or liquidated.  Lastly, the combined fund will have substantially the same expense structure as Evergreen Envision Fund had prior to the merger.

Comment #28:In the 'Statement of Operations' for Evergreen Small-Mid Growth Fund, you asked that we include a line item for 'Income from Securities Lending.'

Response:       The requested change has been made.

Comment #29:In the 'Statement of Operations' for Evergreen Disciplined Value Fund, you requested that we provide disclosure to explain that Atlas Dual Focus Fund changed its name and investment strategy.

Response:       The requested disclosure has been added.

Comment #30:ForEvergreen Envision Income Fund, you asked that we correct the spelling of the Fund's name.

Response:       The correction has been made.

U.S. Securities and Exchange Commission

Division of Investment Management

Comment #31:For Evergreen U.S. Government Fund, you asked that we ensure that all column headings are presented for viewing.

Response:       The requested change has been made.

Comment #32:In the 'Statement of Operations' for Evergreen California Municipal Bond Fund, you asked that we confirm the 'Advisory fee' payable amount for Evergreen California Municipal Bond Fund and for Atlas California Municipal Bond Fund.

Response:       The information has been confirmed.

Comment #33:In the 'Schedule of Investments' for Evergreen Municipal Bond Fund, you asked that we show the percentage of net assets for each such category under the 'Municipal Obligations' section.

Response:       The requested change has been made.

Comment #34:In the 'Schedule of Investments' for Evergreen Municipal Bond Fund, you asked that we confirm that the footnotes relating to zero coupon bonds and margin on open futures address investments in the table.

Response:       The footnotes have been confirmed as necessary.

Comment #35:You note that 'Total Fund Operating Expenses' presented in the Atlas Funds' prospectus dated April 30, 2006 do not agree with the financial statements contained in the Funds' annual report dated December 31, 2005.

Response:       All expense numbers have been reconfirmed against the Atlas Funds' prospectus, the prospectus/proxy statement and the Atlas Funds' annual report.  The differences between the Funds' annual report and prospectus are the result of a re-statement of current fees for Atlas Independence Star Spangled Fund and Atlas Independence Eagle Bond Fund. Footnotes to the Total Fund Operating Expenses for these Funds have been amended accordingly.

Comments received on December 15, 2006:

General Comments to prospectus/proxy statement:

Comment #36:You noted that the "Risks" section for each merger was extremely lengthy and, in some places, repetitive, making the document unwieldy for shareholders. You requested shortening the risk disclosure throughout the prospectus/proxy statement, particularly where a paragraph is included to describe a certain risk, where one or two sentences would suffice.

Response:       In response to your request, we have shortened the 'Risks' section for each merger. Noting that the target fund shareholders would also be receiving the acquiring fund's

U.S. Securities and Exchange Commission

Division of Investment Management

                        prospectus with the prospectus/proxy statement, we have referred them to the prospectus for a further discussion of the risks, including non-principal risks.

Comment #37:You noted that certain Funds are subject to 'Investment Style Risk.' You stated that the description of such risk should be specific to the type of investment style of the Fund, such as the risk of 'growth' or 'value' investing.

Response:       After consideration of your comment, we believe that the current statement of investment style risk properly characterizes the primary risks associated with securities selection and therefore no changes have been made to the risk disclosure.

Comment #38:In the 'Comparison of Sales Charges and Expenses" section, you requested that we more directly specify what is intended in the sentence "Former Atlas Fund shareholders will retain the NAV Privilege so long as the account remains under the same registration that exists at the time of the Merger."

Response:       We have changed the sentence to read, "Former Atlas Fund shareholders will retain the NAV Privilege so long as the owner of the account remains the same as at the time of the Merger, and that no additional names are added."

Comment #39:Also in the 'Comparison of Sales Charges and Expenses' section, you suggested that we make it clear that the sales charges disclosed in that section will not apply to the shareholders of the target funds should their Fund merge into the respective Evergreen Fund.

Response:       We have highlighted in bold the sentence in the footnote to the "Shareholder Transaction Expenses" which states that all subsequent purchases of Class A shares by former shareholders of the Atlas Funds will be made at net asset value without the imposition of any front-end or contingent deferred sales charge.

Comment #40:You noted that in #3 of the General Instructions to Form N-1A, 'Additional Matters', it states that Items 2 and 3 (the Risks/Return Summary) should be disclosed in numerical order, but that we have that order reversed, in prospectus/proxy statement.

Response:       We have changed the order of those items in the prospectus/proxy so that performance presentation now comes before the expense presentation, for each proposed merger.

Comment #41:You asked that we verify the necessity of inclusion of certain "Other Risks," such as portfolio turnover risk, for all funds.

Response:       See response to Comment #37 above.

Fund-Specific Comments to prospectus/proxy statement:

Comment #42:            In the footnote to the 'Annual Fund Operating Expenses' table for Evergreen Large Cap Equity Fund which describes the performance fee, you noted that the term 'base management fee' could be confusing to shareholders and suggested that we remove the word 'base' from that description of the fee. Also, in this footnote you asked that we make it clear that the Statement of Additional Information ("SAI") referred to in the footnote is

U.S. Securities and Exchange Commission

Division of Investment Management

                                that of Evergreen Large Cap Equity Fund, so as not to be confused with the Statement of Additional Information of the prospectus/proxy.

                        Also in the SAI for Evergreen Large Cap Equity Fund, you noted that the term 'Investment Return' is used where the term is intended to be 'Investment Record.' Lastly, you asked that the SAI disclosure relating to the maximum rate of 0.45% clearly identify the period over which the performance fee is calculated.

Response:       The requested changes to the prospectus/proxy statement have been made.

                        The suggested changes to Evergreen Large Cap Equity Fund SAI will be included in the Fund's next registration statement to be filed in January 2007.

Comment #43:            In the section entitled 'Comparison of Principal Investment Risks' for the merger of Altas S&P 500 Index Fund into Evergreen Equity Index Fund, you asked that we consider the necessity for including 'Investment Style Risk' for both funds, given that both are index funds.

Response:       We believe this risk is necessary for both Funds. At any given point in time, the S&P 500 Index may be more heavily weighted with either growth or value securities. The risk describes the fact that one style of investing may fall out of favor and the indexes which the Funds seek to mirror would reflect this shift. Since the Funds are passively managed index funds, they will be subject to investment style risk.

Comment #44:In the section entitled 'Other Risks' for the merger of Atlas Emerging Growth Fund into Evergreen Small-Mid Growth Fund, you asked that we clarify whether the risks described apply to Evergreen Small-Mid Growth Fund.

Response:       We have added additional disclosure to more clearly compare and contrast the risks of each of the Funds.

Comment #45:In the 'Comparison of Performance' section for both Evergreen Small-Mid Growth Fund and Evergreen Envision Growth and Income Fund, you asked that we include performance information for each Fund even though the Funds do not yet include performance in their prospectuses.

Response:       We will include performance information for the Fund from its inception until the end of the third quarter, September 30, 2006.

Comment #46:In the section entitled 'Other Risks' for the merger of Atlas Dual Focus Fund and Atlas Value Fund into Evergreen Disciplined Value Fund, you asked that we clarify whether foreign securities risk applies to Evergreen Disciplined Value Fund.

Response:       The disclosure already states that Evergreen Disciplined Value Fund does not invest in foreign securities. Thus, foreign securities risk does not apply to that Fund.

Comment #47:In the section entitled 'Comparison of Principal Investment Risks" for the merger of Atlas Dual Focus Fund and Atlas Value Fund into Evergreen Disciplined Value Fund, you asked that we clarify whether interest rate risk and credit risk apply to Evergreen Disciplined Value Fund.

U.S. Securities and Exchange Commission

Division of Investment Management

                        In addition, you suggest that the statement, "The longer the duration or maturity of a debt security held by a Fund, the more the Fund is subject to interest rate risk" could be a confusing statement to shareholders, since particularly the word 'duration' can be an arbitrary measure of risk over time. You suggested deleting the word 'duration' so that we refer only to maturity.

Response:       We believe that the disclosure included clearly identifies which of the Funds is subject to interest rate risk and credit risk. Since the "Risks" section has been re-drafted, these terms, 'duration' and 'maturity, no longer appear in the statement of interest rate risk. (See response to Comment #37.)

Comment #48:In the section entitled 'Average Annual Total Return' for Atlas Dual Focus Fund, you asked that we remove the Citigroup Government and Credit 1-10 Bond Index and the Lehman Brothers Aggregate Bond Index since these indexes seem unrelated to the Fund's current investment strategy.

Response:       Since both indexes are listed in the current prospectus for Atlas Dual Focus Fund, we included them in the prospectus/proxy statement. However, these indexes were applicable to the Fund prior to its name and strategy change effective in May 2006.  We will remove the indexes from the prospectus/proxy statement.

Comment #49:For all three mergers involving the Evergreen Envision Funds, you asked that we conform the expense information presented in 'Annual Fund Operating Expenses' to comply with the SEC's Release Nos. 33-8713; IC-27399; File No. S7-18-03, on Fund of Fund Investments, so that the underlying fee expenses are included in the table.

Response:       The requested changes have been made and additional changes to the example of fund expenses have also been made.

Comment #50:In the section entitled 'Other Risks' for the Evergreen Envision Funds, you asked that we consider the necessity for including portfolio turnover risk.

Response:       Upon further consideration, the disclosure has been removed.

Comment #51:In the 'Comparison of Performance' section for the mergers of Atlas Independence Eagle Bond Fund into Evergreen Envision Income Fund and Atlas Independence Star Spangled Fund into Evergreen Envision Growth Fund, you asked that we include performance information for each Fund even though the Funds do not yet include performance in their prospectuses.

Response:       We will include performance information for each Fund from its inception until the end of the third quarter, September 30, 2006.

Comment #52:In the section entitled 'Other Risks' for the merger of Atlas American Enterprise Bond Fund into Evergreen Core Bond Fund, you asked that we confirm the necessity for including all listed risks.

Response:       Upon further consideration, the disclosure has been abbreviated and clarified. (See response to Comment #37 above.)

U.S. Securities and Exchange Commission

Division of Investment Management

Comment #53:In the section entitled 'Advisory Fees,' you asked that we include a footnote for each of the three Evergreen Envision Funds stating that while there is no advisory fee paid by each Fund to its investment advisor, investors are subject to the fees of the underlying funds in which the Funds invest.

Response:       The requested change has been made.

Comment #54:In the section entitled "Reasons for the Mergers," you asked that we include disclosure relating to what the Board of Trustees for the Atlas Funds concluded about the key considerations for the mergers.

Response:       We will add additional disclosure respecting the determinations made by   the Atlas Board   in connection with its approval of the Mergers similar to the                         disclosure found in the N-14 for Legg Mason Partners Income Funds filed with the Commission on November 3, 2006.

Comment #55:In the "Information Regarding Investment Advisory Agreement" section, you asked that we confirm that conclusory statements for each of the material factors listed as considered by the Atlas Funds' Board of Trustees in approving the interim Advisory Agreement have been included.

Response:       The requested change has been made to the section entitled "Economies of Scale." In addition, we confirm that the remaining sections include conclusory statements as required.

You had indicated that all correspondence is now required to make certain representations. We make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file an amended Form N-14 for the Registrant on or around December 21, 2006.  Revisions made to the prospectus/proxy statement and pro forma financial statements will be marked.

Please feel free to call me at 617-210-3682 with questions or comments.  Thank you.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.

                                                                                    Legal Department

                                                                                    Evergreen Investments

cc:        Timothy Diggins, Esq.

              Ropes & Gray LLP